# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: American Outdoor Brands, Inc., CIK 0001808997
CUSIP: 02875D109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1800 NORTH ROUTE Z, SUITE A, COLUMBIA, Missouri (MO), 65202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001423676

## Reporting persons
- Alexander Capital Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 489,500; shared voting power 473,000; sole dispositive power 489,500; shared dispositive power 0; aggregate amount beneficially owned 489,500 (3.8% of the class)

## Item 1. Issuer
Name of issuer: American Outdoor Brands, Inc.
Address of issuer's principal executive offices: 1800 NORTH ROUTE Z, SUITE A, COLUMBIA, MISSOURI, 65202.

## Item 2. Person Filing
Name of person filing: Thomas F Paolozzi III
Address of principal business office or, if none, residence:
Alexander Capital Advisors, LLC / The Plato Fund, LP
125 Elm Street
New Canaan, CT 06840
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 489,500
Percent of class: 3.84%
Sole power to vote or to direct the vote: 473,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 489,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Alexander Capital Advisors, LLC / The Plato Fund, LP

Thomas F Paolozzi III

## Signatures
- Alexander Capital Advisors, LLC: Thomas F Paolozzi III, Member / GP (02/13/2025)